 Exhibit 99.1

TransAlta Reports Third Quarter 2023 Results

CALGARY, AB, Nov. 7, 2023 /CNW/ -

Third Quarter 2023 Financial Highlights

  Earnings before income taxes of $453 million, an improvement of $327 million from the same period in 2022
  Net earnings attributable to common shareholders of $372 million, an increase of $311 million from the same period in 2022
  Cash flow from operating activities of $681 million, an increase of $477 million from the same period in 2022
  Adjusted EBITDA(1) of $453 million, a decrease of 18% over the same period in 2022. Year-to-date adjusted EBITDA of $1.34 billion reflects an increase of 23% over the same period in 2022, and is in line with our revised full year financial guidance
  Free Cash Flow ("FCF")(1) of $228 million, or $0.87 per share, a decrease of 40% on a per-share basis from the same period in 2022. Year-to-date FCF of $769 million, or $2.90 per share, an increase of 19% over the same period in 2022, is in line with our revised FCF financial guidance

Other Business Highlights and Updates

  Entered into a definitive share purchase agreement to acquire Heartland Generation and its entire business operations, which are located in Alberta and British Columbia
  Completed the acquisition of TransAlta Renewables
  Achieved commercial operations at the Garden Plain facility in August. The 130 MW wind facility is fully contracted with Pembina Pipeline Corporation and PepsiCo Canada
  Topped list of Newsweek's Most Trustworthy Companies for 2023
  Commenced commissioning of Northern Goldfields Solar project. All major equipment has been installed and construction work is largely complete. Energization and testing processes have commenced and the facility is expected to achieve full commercial operations in the fourth quarter of 2023
  Advanced the Kent Hills rehabilitation program towards completion with all 50 turbines now fully reassembled. Energization activities are underway and turbines are being returned to service as commissioning activities are completed. To date, 36 turbines have been fully returned to commercial operations and the remaining turbines are expected to return to service in the fourth quarter of 2023
  Advanced the Mount Keith 132kV expansion project, which is nearing completion. The transmission line and transformer installation is complete and the project is expected to achieve commercial operations in the fourth quarter of 2023
  Advanced the Horizon Hill wind project in Oklahoma with all major equipment now delivered to site. Turbine erection activities are complete with all 34 turbines fully assembled. Construction of the transmission interconnection is underway and commercial operations are expected in the first quarter of 2024
  Advanced the White Rock East and West projects with all equipment deliveries complete and tower assembly well underway. Currently, 34 out of 51 turbines have been assembled and the construction of the transmission interconnection is in progress. Commercial operations are expected in the first quarter of 2024

TransAlta Corporation (TSX: TA) (NYSE: TAC) today reported its financial results for the three and nine months ended Sept. 30, 2023.

"Our third quarter results continue to demonstrate the value of our strategically diversified fleet, which benefited from our asset optimization and hedging activities. With strong performance across the fleet and our continuing positive expectations for the balance of year, we continue to track towards previously revised guidance," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"We are pleased to have completed the acquisition of TransAlta Renewables. Our combined company's greater scale and enhanced strategic positioning will drive value for all of our shareholders as we continue to advance our growth plan. Within the quarter, we were also pleased to reach commercial operations at Garden Plain, our 27th wind facility. We are now delivering clean electricity to our customers, Pembina Pipeline and PepsiCo, helping them achieve their sustainability goals."

"We also continue to progress our advanced stage pipeline and other potential opportunities in the context of the current market environment. We are focused on making disciplined capital allocation decisions to ensure we deliver project returns that are appropriate for the current market environment and enhance value for our shareholders. We have 418 MW of projects in advanced stage of development on which we are working to reach final investment decisions in the near term. The cash flows from our legacy fleet are positioning us well to realize our Clean Electricity Growth Plan", added Mr. Kousinioris. "Finally, and more recently, we are pleased to have entered into an agreement to acquire Heartland Generation, which we believe will support our competitive positioning and diversify our generating portfolio in Alberta."

Key Business Developments

TransAlta to Acquire Heartland Generation from Energy Capital Partners

On Nov. 2, 2023, the Company announced that it had entered into a definitive share purchase agreement with an affiliate of Energy Capital Partners, the parent of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively, "Heartland"), pursuant to which TransAlta will acquire Heartland and its entire business operations in Alberta and British Columbia. The acquisition will add 10 facilities to TransAlta's fleet, totalling 1,844 MW of new capacity. Heartland owns and operates generation assets consisting of 507 MW of cogeneration, 387 MW of contracted and merchant peaking generation, 950 MW of gas-fired thermal generation, transmission capacity and a development pipeline that includes the 400 MW Battle River Carbon Hub. The transaction is expected to close in the first half of 2024, subject to customary closing conditions, including receipt of regulatory approvals.

The purchase price for the acquisition is $390 million, subject to working capital and other adjustments, as well as the assumption of $268 million of low-cost debt. The Company will finance the transaction using cash on hand and draws on its credit facilities.

The assets are expected to add approximately $115 million of average annual EBITDA including synergies. Approximately, 55 per cent of revenues are under contract with high creditworthy counterparties, which have a weighted-average remaining contract life of 16 years. Corporate pre-tax synergies are expected to exceed $20 million annually.

TransAlta Corporation Completes Acquisition TransAlta Renewables Inc. to Simplify Structure and Enhance Strategic Position

On Oct. 5, 2023, the Company announced the completion of the acquisition of TransAlta Renewables pursuant to the terms of the previously announced arrangement agreement between the parties ("the Arrangement"). TransAlta acquired all of the outstanding common shares of TransAlta Renewables ("RNW Shares") not already owned, directly or indirectly, by TransAlta and certain of its affiliates, resulting in TransAlta Renewables becoming a wholly owned subsidiary of the Company. Prior to the Arrangement, TransAlta and its affiliates collectively held 160,398,217 RNW Shares, representing 60.1 per cent of the issued and outstanding RNW Shares, with the remaining 106,510,884 RNW Shares held by TransAlta Renewables shareholders ("RNW Shareholders") other than TransAlta and its affiliates.

The Arrangement was approved by RNW Shareholders at a special meeting of shareholders held on Sept. 26, 2023, and by the Court of King's Bench of Alberta on Oct. 4, 2023. The consideration paid totaled $1.3 billion, which consisted of $800 million of cash and approximately 46 million common shares of the Company.

The closing of the acquisition of TransAlta Renewables represents a key milestone for the Company and the simplified and unified corporate structure positions it well for future success. The combined company will unify our assets, capital, and capabilities to enhance cash flow predictability while enhancing our ability to realize future growth.

The RNW Shares were delisted from the Toronto Stock Exchange ("TSX"). Common shares of the Company will continue to trade on both the New York Stock Exchange ("NYSE") and the TSX under the symbols "TAC" and "TA", respectively.

TransAlta Tops List of Newsweek's World's Most Trustworthy Companies for 2023

On Sept. 14, 2023, the Company announced that it ranked first on Newsweek's inaugural "World's Most Trustworthy Companies 2023" list for the Energy and Utilities category. The list identifies the top 1,000 companies in 21 countries and across 23 industries. Newsweek's 2023 World's Most Trustworthy Companies have been chosen based on a holistic approach to evaluating trust across three pillars of public trust – customer, investor and employee. The list was compiled based on an extensive survey of over 70,000 participants, gathering 269,000 evaluations of companies that people trust as a customer, as an investor and as an employee.

 Garden Plain Wind Facility Reaches Commercial Operations

In August 2023, the Garden Plain wind facility was commissioned adding 130 MW to our gross installed capacity. The facility is fully contracted with Pembina Pipeline Corporation and PepsiCo Canada, with a weighted average contract life of approximately 17 years.

Third Quarter 2023 Highlights

$ millions, unless otherwise stated	Three Months Ended		Nine Months Ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Adjusted availability (%)	91.9	93.8	89.4	90.1
Production (GWh)	5,678	5,432	16,246	15,253
Revenues	1,017	929	2,731	2,122
Adjusted EBITDA(1)	453	555	1,343	1,093
Funds from operations(1)	357	488	1,122	887
Free cash flow(1)	228	393	769	646
Earnings before income taxes	453	126	915	346
Net earnings attributable to common shareholders	372	61	728	167
Cash flow from operating activities	681	204	1,154	526
Net earnings per share attributable to common shareholders, basic and diluted	1.41	0.23	2.75	0.62
Dividends declared per common share(2)	0.0550	0.0500	0.1100	0.1000
Dividends declared per preferred share(2)	0.3316	0.2896	0.6627	0.5453
FFO per share(1),(3)	1.36	1.80	4.23	3.27
FCF per share(1),(3)	0.87	1.45	2.90	2.38

Third Quarter Financial Results Summary

During the third quarter of 2023, the Company continued to demonstrate strong performance in its Alberta Electricity Portfolio, led by the Alberta Gas and Hydro segments, which continue to benefit from higher than expected energy and ancillary service pricing in the Alberta market, lower than expected natural gas prices and favourable hedging impacts resulting in higher than expected gross margins.

For the nine months ended Sept. 30, 2023, the Company demonstrated stronger performance compared to the same period in 2022, mainly due to the continued strong market conditions in Alberta, higher hedged prices, higher hedged volumes and lower realized gas prices in the Gas segment and higher merchant pricing and production in the Energy Transition segment, partially offset by lower wind resources. For the three and nine months ended Sept. 30, 2023, the Energy Marketing segment's performance was lower compared to the same periods in 2022 due to timing of realized settlements, but in line with segment expectations.

Production for the three months ended Sept. 30, 2023, was 5,678 gigawatt hours ("GWh") compared to 5,432 GWh for the same period in 2022. The increase in production was primarily due to higher dispatch in Alberta and higher production in Ontario for the Gas segment. Hydro production for the three months ended was lower compared to the same period in 2022 due to higher water resource from delayed spring runoff in the third quarter of 2022 and lower than average water resource in the third quarter of 2023. Production for the nine months ended Sept. 30, 2023, was 16,246 GWh compared to 15,253 GWh for the same period in 2022. The increase in production was primarily due to stronger market conditions in Alberta and the Pacific Northwest in the Gas and Energy Transition segments, partially offset by lower production in the Wind and Solar segments due to lower wind and solar resources in all regions. Both the three and nine months ended Sept. 30, 2023, benefited from the addition of the Garden Plain wind facility.

Adjusted availability for the three and nine months ended Sept. 30, 2023, was 91.9 per cent and 89.4 per cent, respectively, compared to 93.8 per cent and 90.1 per cent, respectively, for the same periods in 2022. Adjusted availability for the three months ended Sept. 30, 2023 decreased primarily due to planned outages in the Gas segment and unplanned outages in the Energy Transition segment, partially offset by the partial return to service of the Kent Hills facilities. Adjusted availability for the nine months ended Sept. 30, 2023, was further impacted by planned outages in the Hydro segment.

Adjusted EBITDA(1) for the three months ended Sept. 30, 2023, exceeded our expectations for the period; however, decreased by $102 million compared to the same period in 2022. Energy prices and ancillary service prices for three months ended Sept. 30, 2023 were higher than our revised expected full year financial guidance provided in the second quarter of 2023. They were, however, lower than the comparative period due to the exceptional prices experienced in 2022 impacting adjusted EBITDA in both the Gas and Hydro segments. The Hydro segment's adjusted EBITDA was further impacted by higher production due to higher water resource in 2022 from a delayed spring runoff. These decreases to adjusted EBITDA were further impacted by lower results in the Energy Marketing segment due to adjustments to revenues to account for the timing of realized gains and losses on closed exchange positions and unrealized mark-to-market gains and losses and lower merchant pricing in the Energy Transition segments, partially offset by the higher production in the Gas segment. For the nine months ended Sept. 30, 2023, adjusted EBITDA increased by $250 million, compared to the same period in 2022, largely due to higher realized prices and production from the gas facilities, lower natural gas prices and higher revenue in the Energy Transition segment due to higher merchant pricing and higher production. These increases were partially offset by higher carbon compliance costs in the Gas segment, higher OM&A and lower revenues in the Wind and Solar and Energy Marketing segments.

FCF(1) totaled $228 million and $769 million, respectively, for the three and nine months ended Sept. 30, 2023 compared to $393 million and $646 million, respectively, in the same periods in 2022. For the three months ended Sept. 30, 2023, FCF decreased $165 million, primarily due to lower adjusted EBITDA, higher current income tax expense, higher distributions paid to subsidiaries' non-controlling interests and higher sustaining capital expenditures. For the nine months ended Sept. 30, 2023, FCF increased by $123 million, primarily due to higher adjusted EBITDA, lower interest expense mainly driven by higher interest income due to higher interest rates and higher interest capitalized on construction capital expenditures. This was partially offset by higher distributions paid to subsidiaries' non-controlling interests, higher sustaining capital expenditures and higher current income tax expense compared to 2022.

Earnings before income taxes for the three and nine months ended Sept. 30, 2023, increased by $327 million and $569 million, respectively, compared to the same periods in 2022. Net earnings (attributable to common shareholders for the three and nine months ended Sept. 30, 2023, were $372 million and $728 million compared to $61 million and $167 million for the same periods in 2022. For the three and nine months ended Sept. 30, 2023, the Company benefited from higher revenues net of unrealized gains and losses from risk management activities and lower natural gas commodity prices, partially offset by higher carbon compliance costs. The Company also benefited from higher asset impairment reversals and lower net interest expense, partially offset by higher net earnings allocated to non-controlling interests. Depreciation decreased in the three months ended Sept. 30, 2023, due to the extension of useful lives on certain facilities, but was higher for the nine months ended Sept. 30, 2023, compared to the same period in 2022, due to the acceleration of useful lives on certain facilities in the prior period. The nine months ended Sept. 30, 2023, also benefited from lower income tax expense, partially offset by higher OM&A expenses.

Cash flow from operating activities for the three and nine months ended Sept. 30, 2023, increased by $477 million and $628 million, respectively, compared with the same periods in 2022, primarily due to higher revenues net of unrealized gains and losses from risk management activities, lower fuel and purchased power and favourable changes in working capital. This was partially offset by higher carbon compliance costs and for the nine months ended Sept. 30, 2023, higher OM&A.

Alberta Electricity Portfolio

For the three and nine months ended Sept. 30, 2023, the Alberta electricity portfolio generated 3,092 GWh and 8,771 GWh of energy, respectively. This was an increase of 226 GWh and 648 GWh, respectively, compared to the same periods in 2022. Higher production in the three and nine months ended Sept. 30, 2023, was primarily due to higher dispatch and higher hedged gas volumes from our merchant gas assets, partially offset by lower water and wind resources in Alberta.

Gross margin for the three and nine months ended Sept. 30, 2023, was $382 million and $1,033 million, respectively, a decrease of $42 million and increase of $277 million, respectively, compared to the same periods in 2022. Lower gross margin in the three months ended Sept. 30, 2023, was a result of lower energy production, lower ancillary service prices, lower ancillary services volumes and lower realized energy prices from the Hydro assets, partially offset by higher dispatch from the Gas assets. Higher gross margin for the nine months ended Sept. 30, 2023, was primarily due to merchant revenues and higher realized energy prices for our Gas assets. In 2023, more gas fuel costs were hedged and the natural gas prices were lower compared to 2022.

The realized merchant power price per MWh for the three and nine months ended Sept. 30, 2023 was $179 per MWh and $176 per MWh, respectively, compared to $253 per MWh and $164 per MWh in the same periods in 2022. For the three months ended Sept. 30, 2023, realized merchant power price per MWh was strong but lower than the comparative period, primarily due to lower natural gas prices. For the nine months ended Sept. 30, 2023, higher realized merchant power pricing for energy across the portfolio was primarily due to higher market prices and optimization of our available capacity across all fuel types.

Hedged volumes for the three and nine months ended Sept. 30, 2023 were 2,086 GWh and 5,800 GWh at an average price of $120 per MWh and $117 per MWh, respectively, compared to 1,681 GWh and 5,320 GWh at an average price of $80 per MWh and $79 per MWh, respectively, in 2022.

2023 Financial Guidance

In the second quarter, we revised our 2023 full year financial guidance upwards for both adjusted EBITDA and free cash flow to reflect stronger market conditions and solid operational performance. Our fleet remains well positioned to capture the ongoing strength that we see in the Alberta merchant market. The Company remains on track to meet its revised financial guidance and is focused on redeploying these cash flows towards growing our contracted clean electricity asset base.

The following table provides additional details pertaining to the Company's hedging assumptions in the 2023 outlook:

Range of hedging assumptions	Q4 2023	Full year 2024
Hedged production (GWh)	1,697	6,642
Hedge price ($/MWh)	$89	$84
Hedged gas volumes (GJ)	17 million	59 million
Hedge gas prices ($/GJ)	$2.34	$2.73

Liquidity and Financial Position

The Company continues to maintain a strong financial position, in part due to long-term contracts and hedged positions. As at Sept. 30, 2023, TransAlta had access to $2.6 billion in liquidity, including $1.2 billion in cash; well in excess of the funds required for committed growth, sustaining capital and productivity projects. On Oct. 5, 2023, $800 million of cash was used for the TransAlta Renewables transaction. Refer to the Significant and Subsequent Events section of this news release for more details.

Segmented Financial Performance

($ millions)	Three Months Ended		Nine Months Ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Hydro	150	245	403	394
Wind and Solar	37	42	175	219
Gas	254	195	660	365
Energy Transition	29	51	96	67
Energy Marketing	13	53	95	120
Corporate	(30)	(31)	(86)	(72)
Adjusted EBITDA(1)	453	555	1,343	1,093
Earnings before income taxes	453	126	915	346

Hydro:

  Adjusted EBITDA(1) for the three and nine months ended Sept. 30, 2023, have exceeded our expectations as energy and ancillary services prices were higher than originally anticipated. Adjusted EBITDA for the three months ended Sept. 30, 2023, decreased by $95 million compared to the same period in 2022, as 2022 was exceptional and benefited from a delayed spring runoff in the third quarter of 2022 and exceptional energy and ancillary service pricing in the Alberta market. Adjusted EBITDA for the nine months ended Sept. 30, 2023, increased by $9 million, compared to the same period in 2022, primarily due to higher realized energy and ancillary services prices in the Alberta market, and higher sales of environmental attributes, partially offset by higher OM&A costs. OM&A for the nine months ended Sept. 30, 2023, increased primarily due to higher legal fees, higher insurance costs, salary escalations and incentive accruals. For the three and nine months ended Sept. 30, 2023, the Company captured revenue by forward hedging for the Alberta Hydro Assets and realized gains from the hedging strategy.

Wind and Solar:

  Adjusted EBITDA(1) for the three months ended Sept. 30, 2023, decreased by $5 million compared to the same period in 2022, primarily due to lower revenues driven by weaker wind resource across the operating fleet, partially offset by the addition of the Garden Plain wind facility and the partial return to service of the Kent Hills wind facilities. Adjusted EBITDA for the nine months ended Sept. 30, 2023, decreased by $44 million, compared to the same period in 2022, primarily due to lower production, weaker wind resource, lower environmental attribute revenues driven by a reduction to offsets and emission credit sales, and lower liquidated damages recognized at the Windrise wind facility. OM&A in both periods increased due to salary escalations, higher insurance costs and long-term service agreement escalations.

Gas:

  Adjusted EBITDA(1) for the three and nine months ended Sept. 30, 2023, increased by $59 million and $295 million, respectively, compared to the same periods in 2022, mainly due to higher production from stronger market conditions in Alberta, lower natural gas prices and higher hedged gas volumes, partially offset by lower thermal revenues due to reduced customer demand in Ontario. The nine months ended Sept. 30, 2023, further benefited from higher realized energy prices for our Alberta gas merchant assets, net of hedging, partially offset by higher carbon costs and fuel usage related to production.

Energy Transition:

  Adjusted EBITDA(1) decreased by $22 million for the three months ended Sept. 30, 2023, compared to the same period in 2022, primarily due to lower merchant prices, partially offset by lower purchased power costs. Adjusted EBITDA increased by $29 million for the nine months ended Sept. 30, 2023, compared to the same period in 2022, primarily due to higher merchant pricing and higher production, partially offset by higher purchased power costs required to fulfill contractual obligations during planned and unplanned outages. Lower OM&A expenses also favourably impacted the period due to the retirement of Sundance Unit 4 in the first quarter of 2022.

Energy Marketing:

  Adjusted EBITDA(1) for the three and nine months ended Sept. 30, 2023, decreased by $40 million and $25 million, respectively, compared to the same periods in 2022. Gross margin for the three and nine months ended Sept. 30, 2023, was above segment expectations but adjusted EBITDA was lower period over period due to adjustments to revenues to account for the timing of realized gains and losses on closed exchange positions and unrealized mark-to-market gains and losses which are expected to be realized in future quarters. OM&A increased mainly due to higher incentives related to revenues before adjustments. The Company was able to capitalize on volatility in the trading of both physical and financial power and gas products across North American deregulated markets while maintaining the overall risk profile of the business unit.

Corporate:

  Adjusted EBITDA(1) for the three months ended Sept. 30, 2023, was consistent compared to the same period in 2022. Adjusted EBITDA for the nine months ended Sept. 30, 2023, decreased by $14 million, compared to the same period in 2022, primarily due to higher incentive accruals reflecting the Company's performance, increased spending to support strategic and growth initiatives and increased costs due to inflationary pressures.

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, November 7, 2023, to discuss our third quarter 2023 results. The call will begin with a short address by John Kousinioris, President and Chief Executive Officer, and Todd Stack, EVP Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Dial-in number - Third Quarter 2023 Conference Call

Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 502345 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1)	These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods' results. Please refer to the Non-IFRS Measures section of this earnings release for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2)	Funds from operations per share and free cash flow per share are calculated using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three and nine months ended Sept. 30, 2023, was 263 million shares and 265 million shares, respectively (Sept. 30, 2022 – 271 million for both periods). Please refer to the Non-IFRS Measures section in this earnings release for the purpose of these non-IFRS ratios.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual 2022 consolidated financial statements and the unaudited interim condensed consolidated statements of earnings (loss) for the three and nine months ended Sept. 30, 2023, prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.

Adjusted EBITDA

Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core operational results. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends.

Funds From Operations ("FFO")

FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")

FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended Sept. 30, 2023:

Three months ended Sept. 30, 2023 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	163	62	522	188	86	—	1,021	(4)	—	1,017
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	4	(112)	5	(67)	—	(170)	—	170	—
Realized gain on closed exchange positions	—	—	4	—	8	—	12	—	(12)	—
Decrease in finance lease receivable	—	—	14	—	—	—	14	—	(14)	—
Finance lease income	—	—	2	—	—	—	2	—	(2)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(1)	—	(1)	—	1	—
Adjusted revenues	163	66	430	193	26	—	878	(4)	143	1,017
Fuel and purchased power	4	6	111	148	—	—	269	—	—	269
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	4	6	110	148	—	—	268	—	1	269
Carbon compliance	—	—	28	—	—	—	28	—	—	28
Gross margin	159	60	292	45	26	—	582	(4)	142	720
OM&A	9	20	45	15	13	30	132	(1)	—	131
Taxes, other than income taxes	—	4	3	1	—	—	8	—	—	8
Net other operating income	—	(1)	(10)	—	—	—	(11)	—	—	(11)
Adjusted EBITDA(2)	150	37	254	29	13	(30)	453
Finance lease income										2
Depreciation and amortization										(140)
Asset impairment reversals										58
Net interest expense										(53)
Foreign exchange loss										(5)
Loss on sale of assets and other										(1)
Earnings before income taxes										453

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to loss before income taxes for the three months ended Sept. 30, 2022:

Three months ended Sept. 30, 2022 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	265	14	372	231	54	(4)	932	(3)	—	929
Reclassifications and adjustments:
Unrealized mark-to-market loss	—	53	47	6	46	—	152	—	(152)	—
Realized loss on closed exchange positions	—	—	(4)	—	(38)	—	(42)	—	42	—
Decrease in finance lease receivable	—	—	12	—	—	—	12	—	(12)	—
Finance lease income	—	—	4	—	—	—	4	—	(4)	—
Adjusted revenues	265	67	431	237	62	(4)	1,058	(3)	(126)	929
Fuel and purchased power	7	6	167	167	—	1	348	—	—	348
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	7	6	166	167	—	1	347	—	1	348
Carbon compliance	—	—	26	2	—	(5)	23	—	—	23
Gross margin	258	61	239	68	62	—	688	(3)	(127)	558
OM&A	12	19	49	17	9	30	136	(1)	—	135
Taxes, other than income taxes	1	1	5	—	—	1	8	—	—	8
Net other operating income	—	(1)	(10)	—	—	—	(11)	—	—	(11)
Adjusted EBITDA(2)	245	42	195	51	53	(31)	555
Equity income										1
Finance lease income										4
Depreciation and amortization										(179)
Asset impairment charges										(70)
Net interest expense										(66)
Foreign exchange gain										6
Gain on sale of assets and other										4
Earnings before income taxes										126

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the nine months ended Sept. 30, 2023:

Nine months ended Sept. 30, 2023 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	456	263	1,268	576	181	1	2,745	(14)	—	2,731
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(2)	(4)	(120)	(12)	42	—	(96)	—	96	—
Realized loss on closed exchange positions	—	—	(13)	—	(95)	—	(108)	—	108	—
Decrease in finance lease receivable	—	—	40	—	—	—	40	—	(40)	—
Finance lease income	—	—	10	—	—	—	10	—	(10)	—
Adjusted revenues	454	259	1,185	564	128	1	2,591	(14)	154	2,731
Fuel and purchased power	14	22	326	419	—	1	782	—	—	782
Reclassifications and adjustments:
Australian interest income	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted fuel and purchased power	14	22	323	419	—	1	779	—	3	782
Carbon compliance	—	—	85	—	—	—	85	—	—	85
Gross margin	440	237	777	145	128	—	1,727	(14)	151	1,864
OM&A	35	55	136	46	33	86	391	(2)	—	389
Taxes, other than income taxes	2	11	11	3	—	—	27	(1)	—	26
Net other operating income	—	(4)	(30)	—	—	—	(34)	—	—	(34)
Adjusted EBITDA(2)	403	175	660	96	95	(86)	1,343
Equity income										1
Finance lease income										10
Depreciation and amortization										(489)
Asset impairment reversals										74
Net interest expense										(168)
Gain on sale of assets and other										4
Earnings before income taxes										915

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the nine months ended Sept. 30, 2022:

Nine months ended Sept. 30, 2022 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	447	205	933	433	116	(2)	2,132	(10)	—	2,122
Reclassifications and adjustments:
Unrealized mark-to-market loss	—	81	13	17	—	—	111	—	(111)	—
Realized gain (loss) on closed exchange positions	—	—	(11)	—	27	—	16	—	(16)	—
Decrease in finance lease receivable	—	—	34	—	—	—	34	—	(34)	—
Finance lease income	—	—	15	—	—	—	15	—	(15)	—
Adjusted revenues	447	286	984	450	143	(2)	2,308	(10)	(176)	2,122
Fuel and purchased power	17	20	445	332	—	3	817	—	—	817
Reclassifications and adjustments:
Australian interest income	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted fuel and purchased power	17	20	442	332	—	3	814	—	3	817
Carbon compliance	—	1	56	(1)	—	(5)	51	—	—	51
Gross margin	430	265	486	119	143	—	1,443	(10)	(179)	1,254
OM&A	33	50	138	50	23	71	365	(1)	—	364
Taxes, other than income taxes	3	7	13	2	—	1	26	(1)	—	25
Net other operating income	—	(18)	(30)	—	—	—	(48)	—	—	(48)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(11)	(30)	—	—	—	(41)	—	(7)	(48)
Adjusted EBITDA(2)	394	219	365	67	120	(72)	1,093
Equity income										5
Finance lease income										15
Depreciation and amortization										(411)
Asset impairment charges										(4)
Net interest expense										(195)
Foreign exchange gain										17
Gain on sale of assets and other										6
Earnings before income taxes										346

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS financial measures and other specified financial measures in this earnings release.

Reconciliation of Cash flow from operations to FFO and FCF

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	Three Months Ended		Nine Months Ended
$ millions unless otherwise stated	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Cash flow from (used in) operating activities(1)	681	204	1,154	526
Change in non-cash operating working capital balances	(355)	276	11	252
Cash flow from operations before changes in working capital	326	480	1,165	778
Adjustments
Share of adjusted FFO from joint venture(1)	2	2	10	7
Decrease in finance lease receivable	14	12	40	34
Clean energy transition provisions and adjustments(2)	—	27	7	35
Realized gain (loss) on closed positions with same counterparty	12	(42)	(108)	16
Other(3)	3	9	8	17
FFO(4)	357	488	1,122	887
Deduct:
Sustaining capital(1)	(36)	(27)	(100)	(75)
Productivity capital	(1)	(1)	(2)	(3)
Dividends paid on preferred shares	(14)	(11)	(39)	(31)
Distributions paid to subsidiaries' non- controlling interests	(75)	(54)	(204)	(126)
Principal payments on lease liabilities	(3)	(2)	(8)	(6)
FCF(4)	228	393	769	646
Weighted average number of common shares outstanding in the period	263	271	265	271
FFO per share(4)	1.36	1.80	4.23	3.27
FCF per share(4)	0.87	1.45	2.90	2.38

(1)	Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.
(2)	Includes amounts related to onerous contracts recognized in 2021.
(3)	Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from equity accounted joint venture.
(4)	These items are not defined and have no standardized meaning under IFRS. Refer to the Non-IFRS Measures section in this earnings release.

The table below provides a reconciliation of our adjusted EBITDA to our FFO and FCF:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Adjusted EBITDA(1)(3)	453	555	1,343	1,093
Provisions	(4)	(5)	—	5
Interest expense	(40)	(47)	(123)	(151)
Current income tax recovery (expense)(2)	(37)	(11)	(55)	(36)
Realized foreign exchange gain (loss)	(7)	3	(13)	18
Decommissioning and restoration costs settled	(6)	(9)	(22)	(23)
Other non-cash items	(2)	2	(8)	(19)
FFO(2)(3)	357	488	1,122	887
Deduct:
Sustaining capital(4)	(36)	(27)	(100)	(75)
Productivity capital	(1)	(1)	(2)	(3)
Dividends paid on preferred shares	(14)	(11)	(39)	(31)
Distributions paid to subsidiaries' non-controlling interests	(75)	(54)	(204)	(126)
Principal payments on lease liabilities	(3)	(2)	(8)	(6)
FCF(3)	228	393	769	646

(1)	Adjusted EBITDA is defined in the Non-IFRS financial measures and other specified financial measures section in this earnings release and reconciled to earnings (loss) before income taxes above.
(2)	These items are not defined and have no standardized meaning under IFRS. FFO and FCF are defined in the Non-IFRS financial measures and other specified financial measures section of in this earnings release and reconciled to cash flow from operating activities above.
(3)	Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedarplus.ca.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and AA from MSCI.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: TransAlta's acquisition of Heartland, including the ability to obtain regulatory approval and the timing thereof; the anticipated benefits arising from the Heartland acquisition, including the pre-tax synergies and average annual EBITDA; realization of of expected benefits of our legacy fleet to positioning us well to realize our Clean Electricity Growth Plan; the rehabilitation of the Kent Hills 1 and 2 wind facilities, including the expected date that the facilities will fully return to service and capital expenditures; the Company's projects under construction, including capital costs, the timing of commercial operations, expected annual EBITDA, including in respect of the Horizon Hill wind project, the White Rock wind projects, the Mount Keith 132kV transmission expansion and the Northern Goldfields Solar project; our ability to progress 418 MW of advanced stage projects; and achievement of the revised 2023 financial guidance, including expectations regarding adjusted EBITDA, free cash flow and gross margin from the Energy Marketing segment; expectations on power and gas prices, including Alberta merchant spot prices; and Alberta hedging assumptions.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following material assumptions: realization of expected benefits from the acquisition by the Company of all of the outstanding common shares of TransAlta Renewables Inc. ("TransAlta Renewables") not already owned by TransAlta pursuant to the definitive arrangement agreement dated July 10, 2023; no significant changes to applicable laws and regulations beyond those that have already been announced; merchant power prices in Alberta and the Pacific Northwest; the Alberta hedge position, including price and volume of hedged power; the availability and cost of labour, services and infrastructure; and the satisfaction by third parties of their obligations, including under our power purchase agreements. Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, but are not limited to: realization of expected benefits from the acquisition by the Company of all of the outstanding common shares of TransAlta Renewables; fluctuations in merchant power prices, including lower pricing in Alberta, Ontario and Mid-Columbia; changes in demand for electricity and capacity; our ability to contract or hedge our electricity generation for prices and at volumes that will provide expected returns; risks relating to our early stage development projects, including interconnection, offtake contracts and geotechnical and environmental conditions of such projects; long term commitments on gas transportation capacity that may not be fully utilized over time; our ability to replace or renew contracts as they expire; risks associated with our projects under construction and projects in development, namely as it pertains to capital costs, permitting, land rights, engineering risks, and delays in the construction or commissioning of such projects; any difficulty raising needed capital in the future, including debt, equity and tax equity, as applicable, on reasonable terms or at all; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages; disruptions in the transmission and distribution of electricity, including congestion and basis risk; restricted access to capital and increased borrowing costs; changes in short-term and/or long-term electricity supply and demand; reductions in production; increased costs; a higher rate of losses on our accounts receivables due to credit defaults; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company's risk management tools associated with hedging and trading procedures to protect against significant losses; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains, including our ability to secure necessary equipment on the expected timelines or at all; the effects of weather, including man made or natural disasters, as well as climate-change related risks; unexpected increases in cost structure; reductions to our generating units' relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas and coal, as well as the extent of water, solar or wind resources required to operate our facilities; general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation; failure to meet financial expectations; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, diplomatic developments or other similar events; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner timely manner or at all, including if the rehabilitation at the Kent Hills wind facilities is more costly than expected; industry risk and competition; public health crises and the impacts of any restrictive directives of government and public health authorities; fluctuations in the value of foreign currencies; structural subordination of securities; counterparty credit risk; inadequacy or unavailability of insurance coverage; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; labour relations matters and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2022. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:https://www.prnewswire.com/news-releases/transalta-reports-third-quarter-2023-results-301979558.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2023/07/c3205.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 07-NOV-23